ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101
July 20, 2018
VIA EDGAR SYSTEM Ms. Deborah L. O’Neal Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation, File Nos. 333-224509 and 811-22684

Dear Ms. O’Neal and Ms. Fetting:

On behalf of our client, Daxor Corporation (“Daxor”), set forth below are Daxor’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Daxor’s responses (in regular type).

Page 1 - Fee Table and Synopsis

1.            In Footnote (5), please included the tax expense in the fee table.  The fee table shows 2.23% in expenses, but the paragraph immediately before the hypothetical expense example references 2.33%.  2.33% appears to include tax expense, which we expect to be included in the fee table.  We are coming up with slightly different amounts for the hypothetical expense example.  Please use our spreadsheet to calculate the hypothetical expense example.

Response:                          Daxor has included the tax expense in the fee table, confirmed that 2.33% is the correct number, used your spreadsheet to calculate the hypothetical expense example, and revised the filing accordingly.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
July 20, 2018

Page 6 – Senior Securities

2.            Please provide the calculations for the senior securities table.  The amount presented as total amount outstanding does not agree to the 12/31/17 balance sheet.  The senior securities table must be audited.  To meet the audit requirement, the registrant must either file with the registration statement a separate opinion on the senior securities table or include all of the information required by Item 4.2 in an audited section of the financial statements.  Applicable Guidance: The 2001 Dear CFO letter states “To meet the audit requirement, the independent accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that include the senior securities table.  If registrants, however, include the senior securities table information elsewhere in the annual report, the audit opinion must expressly cover the senior securities table.”  It appears that the 2011-2012 Audit Risk Alert attempted to further clarify this by stating: “If registrants, however, include the senior securities table information elsewhere in the annual report (for example, in an unaudited section, such as MDFP), the audit opinion must expressly cover the senior securities table.  Alternatively, if a registrant includes the senior securities table only in the registration statement, the registrant should file a separate opinion in the registration statement covering the senior securities table information.”  Please note that we have not objected to the presentation of the information required in the senior securities table in the footnotes to financial statements if the information is not marked unaudited.

Response:                          Daxor has provided the calculations on a supplemental basis.  Daxor confirms that the information in the senior securities table represents audited information included in Daxor’s financial highlights and Daxor’s Statement of Assets and Liabilities, both of which are expressly covered by the audit opinion.  While Daxor understands the requirement for an audit of the senior securities table, Daxor believes that it cannot obtain an audit without undue expense and effort, if at all, as Daxor has a new auditor and Daxor does not believe the old auditor has all of the work papers for the past ten years to support an audit of the table.  In this context, Daxor proposes providing a certification, or taking what other actions would be acceptable to the Staff.

Investment Objectives and Policies

3.            We have the following additional comment with regard to the Staff’s comment below and Daxor’s response below: Selling covered and naked calls appear to be more of an income strategy than a risk mitigation strategy.  If true, please revise the disclosure accordingly.

“11. The fourth paragraph of the above mentioned section states, “Daxor Corporation will, at times, sell naked or uncovered calls, as well as, engage in short sales as part of a strategy to mitigate risk.” Confirm to the staff how the registrant will meet coverage requirements pursuant to Section 18 of the Investment Company Act of 1940 (the “Act”).

Response: With regard Section 18 of the Act, Daxor will ensure that at all times it has “covered” its derivative exposure (and exposure resulting from other leverage transactions) with liquid assets at least equal to Daxor’s exposure under the derivatives or through offsetting transactions.”

Response:                          Daxor has revised the disclosure as requested.

U.S. Securities and Exchange Commission
July 20, 2018

Investment Management

4.            We have the following additional comment with regard to the Staff’s comment below and Daxor’s response below: Please disclose in the registration statement that Daxor’s Chief Executive Officer “is the only individual who oversees its portfolio.”

“14. Under the section “Investment Management” you state, “The company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities. As such, the company has no investment advisors, administrator, affiliated brokerage, dividend paying agent, non-resident managers, or active portfolio managers.” Explain to the staff how the registrant will comply with Section 15 of the Act. Also, further clarify who is responsible for the securities trading decisions.

Response: Daxor notes that under Section 15(a) of the Act it must enter into a written contract with any person it engages as an investment adviser, and that under Section 15(b) of the Act it must enter into a written contract with any person it engages as a principal underwriter. However, Section 15 of the Act does not require Daxor to engage either an investment adviser or a principal underwriter. In this regard, Daxor notes that the only individual who oversees its portfolio is the Chief Executive Officer of Daxor, who is also a director of Daxor, and the definition of “investment adviser” under Section 2(a)(20) of the Act expressly excludes any person who is a bona fide officer or director of Daxor.”

Response:                          Daxor has revised the disclosure as requested.

* * * * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:            Michael Feldschuh (w/o enclosures)
John Wilkens
Daxor Corporation

Common Stock, par value $0.01 per share

	Total Amount			Average Market	Total Shares outstanding	NAV
	Outstanding Exclusive	Asset Coverage	Involuntary Liquidating	Value per Unit (4)
Year	of Treasury Securities (1)	Per Unit(2)	Preference per Unit (3)	(Exclude Bank Loans)

2017	$37,370	$3.68		$4.57	3,737,049	13,757,621
2016	37,985	$4.04		$8.24	3,798,463	15,344,309
2015	38,525	$3.74		$7.60	3,852,488	14,427,532
2014	39,909	$6.16		$6.98	3,990,906	24,580,735
2013	40,896	$6.45		$6.83	4,089,578	26,370,847
2012	41,333	$8.50		$7.60	4,133,348	35,113,819
2011	42,024	$8.62		$9.10	4,202,351	36,216,591
2010	42,261	$11.12		$9.25	4,226,137	46,995,044
2009	42,503	$11.21		$12.05	4,250,318	47,625,337
2008	42,891	$10.13		$15.40	4,289,118	43,460,641

	For the years ended 2008 through 2011, the company was registered as a corporation. Asset Coverage Per unit is based on the stockholders equity amount as reported in Form 10-K

(1)	Total Amount Outstanding is the par value of Common Shares outstanding at year end, excluding Treasury Shares.

(2)
Asset coverage per unit is the ratio of the carrying value of the Fund's total assets, less all liabilities and indebtedness not represented by senior securities, to the total shares outstanding at year end.

(3)	Field not required as Common Stock is the only class of securities.

(4)	Unit represents the closing market value of one share of Common Stock at December 31 as reported by the listing exchange.